UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 001-34205

CUSIP Number: 111412 706

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:   September 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
BroadVision, Inc. Full Name of Registrant
Former Name if Applicable
460 Seaport Ct., Suite 102 Address of Principal Executive Office (Street and Number)
Redwood City, CA 94063 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

BroadVision, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 within the prescribed time period without unreasonable effort or expense. The Company is unable to file a timely Form 10-Q because the Company has not completed its consolidated financial statements and related disclosures for the quarter ended September 30, 2019 and the Company’s independent auditors have not completed their required review of such financial statements and related disclosures.

On September 30, 2019, the Company took actions that resulted in the deconsolidation of Vmoso, Inc. (“VMSO”), which was at the time a variable interest entity controlled by the Company, from its consolidated financial statements, including the amendment of the Services and Facilities Agreement (“SFA”) with VMSO effective September 30, 2019, to limit the services that the Company provides to VMSO to only certain back-office services relating primarily to finance, human resources, information technology and infrastructure support. Under the amended SFA, the Company no longer provides expertise, resources, or services related to VMSO sales, research and development, and management of VMSO operations, and is therefore no longer the primary beneficiary of VMSO and no longer consolidates VMSO as a variable interest entity. In addition, as of September 30, 2019, the Company determined that the asset group associated with the Vmoso and Clearvale products and the MyVmoso Network product development should be considered to be discontinued operations.

The delay in filing the Company’s Form 10-Q is due primarily to the complexities related to accounting for the deconsolidation of VMSO and related changes in financial statement presentation and disclosures resulting from the Company’s determination to present such asset group as discontinued operations.

The Company plans to file its Form 10-Q for the quarter ended September 30, 2019 within the extension period of five calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended, subsequent to completion of the consolidated financial statements and the required review thereof by its independent auditors.

PART IV-- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Pehong Chen (Name)	650 (Area Code)	331-1000 (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒    No ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company’s Form 10-Q is not yet complete as a result of the issues described in Part III above, the Company expects that its results of operations for the three and nine months ended September 30, 2019 will be significantly different than its results for the comparable quarterly period in 2018 primarily due the separate presentation of continuing operations and discontinued operations.

Financial results for the first nine months of 2019 were significantly impacted by the deconsolidation of VMSO, which resulted in a $2.3 million gain. In addition, the Company’s investment in VMSO was recorded at its fair value as part of the accounting for the deconsolidation,  and the net carrying amount of assets and liabilities of VMSO ($0.4 million) and the noncontrolling interest in VMSO ($1.3 million) were removed from the Company’s balance sheet. Included in the carrying amount of assets derecognized was $1.6 million of VMSO cash and investments.

Revenues from continuing operations for the third quarter of 2019 of $0.7 million and $0.7 million for the comparable quarter of 2018 are now presented separately from revenues from discontinued operations for the third quarter of 2019 of $0.2 million and $0.2 million for the comparable quarter of 2018. Revenues from continuing operations for the first nine months of 2019 of $2.3 million and $2.9 million for the comparable nine months of 2018 are now presented separately from revenues from discontinued operations for the first nine months of 2019 of $0.6 million and $0.9 million for the comparable nine months of 2018.

Net loss from continuing operations in the third quarter of 2019 was $0.6 million, or $0.11 per basic and diluted share, and $0.5 million, or $0.09 per basic and diluted share, for the comparable quarter of 2018 are now presented separately from net income from discontinued operations of $1.7 million, or $0.33 per basic and diluted share, for the third quarter of 2019 (including a $2.3 million gain on deconsolidation of VMSO offset by a loss from discontinued operations of $0.7 million) and net loss from discontinued operations of $1.3 million, or $0.25 per basic and diluted share, for the comparable quarter of 2018. Net loss from continuing operations in the first nine months of 2019 was $0.7 million, or $0.15 per basic and diluted share, and $1.8 million, or $0.36 per basic and diluted share, for the comparable quarter of 2018 are now presented separately from net income from discontinued operations of $0.1 million, or $0.02 per basic and diluted share, for the first nine months of 2019 (including a $2.3 million gain on deconsolidation of VMSO offset by a loss from discontinued operations of $2.2 million) and net loss from discontinued operations of $3.6 million, or $0.72 per basic and diluted share, for the comparable quarter of 2018.

Forward-Looking Statements

Except for the historical statements contained herein, this notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act, including statements regarding the Company’s anticipated financial results and condition and the estimated timing for the filing of the Company’s Quarterly Report.  Actual results could differ materially from these forward-looking statements as a result of certain factors, including, without limitation: the Company’s, or its independent registered public accounting firm’s inability to complete the work required to file its Quarterly Report in the timeframe that is anticipated or due to identification of items that may require adjustments to the anticipated financial results; as well as other risks detailed in the Company’s filings with the Securities and Exchange Commission, including under the heading “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on August 15, 2019. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this notification except as required by law.

BroadVision, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2019	By:	/s/ Pehong Chen
			Name:	Pehong Chen
			Title:	President, Chief Executive Officer and Interim
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).